Exhibit 99.1

Nord Anglia Education Announces Extraordinary General Meeting of Shareholders

HONG KONG, July 11, 2017 /PRNewswire/ — Nord Anglia Education, Inc. (NYSE: NORD) (“Nord Anglia Education” or the “Company”), the world’s leading premium schools organization, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”) to be held on August 21, 2017 at 2 p.m. (London, UK time), at Grosvenor House, A JW Marriott Hotel, 86-90 Park Lane, London W1K 7TN, United Kingdom, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger dated as of April 25, 2017 (the “Merger Agreement”), among the Company, Bach Finance Limited (“Parent”) and Bach Acquisitions Limited (“Merger Sub”), a subsidiary of Parent, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a subsidiary of Parent in accordance with Companies Law of the Cayman Islands. Merger Sub and Parent are, or at the effective time of the Merger will be, beneficially owned by a consortium (the “Buyer Group”) led by Canada Pension Plan Investment Board and funds affiliated with Baring Private Equity Asia. If completed, the Merger will result in the Company becoming a privately-held company and the Company’s ordinary shares no longer being listed on the NYSE. In addition, the Company’s ordinary shares will cease to be registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors unaffiliated with the Buyer Group or any member of the management of the Company, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record as of the close of business in New York on July 10, 2017 will be entitled to attend and vote at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the final proxy statement) will be mailed to the Company’s shareholders.

SHAREHOLDERS ARE URGED TO READ, CAREFULLY AND IN THEIR ENTIRETY, THESE MATERIALS AND OTHER MATERIALS TO BE FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the Schedule 13E-3 transaction statement and the proxy statement attached thereto. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Nord Anglia Education, Inc.

Nord Anglia Education (NYSE: NORD) is the world’s leading premium schools organization. Our 44 international schools are located in China, Europe, the Middle East, Southeast Asia and North America. Together, they educate more than 38,400 students from kindergarten through to the end of secondary education.  We are driven by one unifying philosophy - we are ambitious of our students, our people and our family of schools. Our schools deliver a high quality education through a personalized approach enhanced with unique global opportunities to enable every student to succeed. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordangliaeducation.com.

For further information, please contact:

Vanessa Cardonnel

Corporate Finance and Investor Relations Director — Nord Anglia Education

Tel: +852 3951 1130

Email: vanessa.cardonnel@nordanglia.com

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